SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

LIFECELL CORPORATION

(Name of Subject Company)

LIFECELL CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

531927101

(CUSIP Number of Class of Securities)

Paul G. Thomas

Chairman of the Board, President and Chief Executive Officer

LifeCell Corporation

One Millennium Way

Branchburg, New Jersey 08876

(908) 947-1100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Steven M. Skolnick, Esq.

Alan Wovsaniker, Esq.

Lowenstein Sandler PC

65 Livingston Avenue

Roseland, NJ 07068

(973) 597-2500

☑ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

IMPORTANT INFORMATION

The tender offer described herein has not commenced. This announcement and the description contained herein are neither an offer to purchase nor a solicitation of an offer to sell shares of LifeCell Corporation. At the time the tender offer is commenced, Kinetic Concepts, Inc. and a wholly owned subsidiary of Kinetic Concepts, Inc. intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and LifeCell Corporation intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Kinetic Concepts, Inc.’s wholly owned subsidiary and LifeCell Corporation intend to mail documents to the stockholders of LifeCell Corporation. These documents will contain important information about the tender offer that should be read carefully before any decision is made with respect to the tender offer.

Stockholders of LifeCell Corporation will be able to obtain a free copy of these documents (when they become available) and other documents filed by LifeCell Corporation or Kinetic Concepts, Inc. with the Securities and Exchange Commission (the “SEC”) at the website maintained by the SEC at www.sec.gov.

In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from LifeCell Corporation by contacting LifeCell Corporation at One Millenium Way, Branchburg, New Jersey 08876, attention: Investor Relations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements as defined by the federal securities laws which are based on the Company’s current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the tender offer and the merger of Kinetic Concepts, Inc.’s wholly owned subsidiary with and into LifeCell Corporation following consummation of the tender offer. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

* * * * *

The following exhibits are filed with this Statement:

EXHIBIT INDEX

Exhibit No.

99.1	Joint Press Release issued by Kinetic Concepts, Inc. and LifeCell Corporation dated April 7, 2008

99.2	Kinetic Concepts, Inc. Investor Presentation, April 7, 2008 (Slide Presentation)

99.3	Presentation to LifeCell Corporation Employees, April 7, 2008 (Slide Presentation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIFECELL CORPORATION

By:	/s/ Steven T. Sobieski
Steven T. Sobieski
Chief Financial Officer

Date: April 7, 2008